Exhibit 99.1

530-8th Avenue SW, 6th floor
Date: February 14, 2020	Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: VERMILION ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 19, 2020
Record Date for Voting (if applicable) :	March 19, 2020
Beneficial Ownership Determination Date :	March 19, 2020
Meeting Date :	April 28, 2020
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	923725105	CA9237251058

Sincerely,

Computershare
Agent for VERMILION ENERGY INC.